EXHIBIT 99.2

DEG: DVD PLAYERS REACH 70 MIL. HOMES Fourth quarter software shipments rise 39% By Scott Hettrick 1/6/2005 (variety.com)

JAN. 6 - Another 37 million DVD players were sold to consumers in 2004, bringing the total number of DVD households with a DVD player to 70 million, or nearly three-fourths of all TV households, according to figures compiled by DEG: The Digital Entertainment Group.

The percentage is projected to increase to 80% of all TV households with at least one DVD player by the end of 2005.

About 79 million homes now have the ability to play a DVD either on a set-top player, a DVD-ROM computer drive or a videogame console. About 45% of DVD owners have more than one DVD player.

DEG, a trade association of DVD software and hardware companies, made the announcement in advance of its annual state-of-the-industry presentation at the Consumer Electronics Show in Las Vegas Thursday.

The group pegged the growth of the overall home video market at 9% to $24.5 billion, just slightly higher than Video Business and sister publication DVD Exclusive reported a day earlier (up 8.5% to $24.1 billion). DEG reports DVD retail growth of 33% in 2004 to $15.5 billion on top of the $5.7 billion in DVD rentals for a combined total of consumer spending on DVD of $21.2 billion.

More than 1.5 billion DVDs were shipped to retailers in 2004, nearly 530 million in the fourth quarter alone. The latter represents a 39% increase from the same period in 2003, according to figures compiled by Kaplan, Swicker and Simha on behalf of the DEG.

That brings the total number of discs shipped since DVD was launched to 3.9 billion copies of 29,000 titles.